Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Common Shares

of

Somanetics Corporation

at

$25.00 Net Per Common Share

Pursuant to the Offer to Purchase

Dated June 25, 2010

by

Covidien DE Corp.

a wholly owned subsidiary of

United States Surgical Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY TIME, ON JULY 27, 2010, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and Other Nominees:	June 25, 2010

Covidien DE Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“USSC”), and USSC have appointed Laurel Hill Advisory Group, LLC to act as Information Agent in connection with the offer to purchase all outstanding common shares, par value $0.01 per share (the “Shares”), of Somanetics Corporation, a Michigan corporation (“Somanetics”), at a price of $25.00 per share, net to the seller in cash without interest, for each outstanding Share (such price, or any higher price per share as may be paid pursuant to the Offer, is referred to in this letter as the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	The Offer to Purchase;

2.	A Letter of Transmittal to be used by shareholders of Somanetics in accepting the Offer;

3.	A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer; and

4.	The Notice of Guaranteed Delivery with respect to the Shares.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, when added to any Shares owned by the Purchaser and USSC, represents a majority of the Shares then outstanding on a fully diluted basis (which, for purposes of such calculation, includes all restricted Shares subject to vesting and all Shares that Somanetics may be required to issue pursuant to options that are outstanding at that date, regardless of the exercise price, the vesting schedule or other terms and conditions thereof), and the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also conditioned upon the satisfaction of other conditions set forth in “The Tender Offer — Section 14 — Certain Conditions of the Offer” of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:01 a.m., New York City time, on July 27, 2010, unless extended.

At a meeting held on June 13, 2010, the Board of Directors of Somanetics unanimously (i) determined that the Offer and the Merger (as defined below) are in the best interests of Somanetics and its shareholders and declared the Merger Agreement advisable; (ii) adopted and approved the Merger Agreement and approved the Offer, the Merger and the transactions contemplated by the Merger Agreement; and (iii) recommended that the shareholders of Somanetics accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption and approval of the Merger Agreement and the approval of the Merger.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 16, 2010 (the “Merger Agreement”), among USSC, the Purchaser and Somanetics, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Somanetics, with the surviving entity, Somanetics, becoming a direct wholly owned subsidiary of USSC (the “Merger”). In the Merger, each outstanding Share (other than Shares owned by USSC, the Purchaser or Somanetics) will be converted into the right to receive the Offer Price in cash, without interest thereon, less any applicable taxes. The Merger Agreement is more fully described in “The Tender Offer — Section 12 — Purpose of the Offer; the Merger Agreement; Plans for Somanetics” of the Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by BNY Mellon Shareowner Services. (the “Depositary”) of (a) Share certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 2 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR THE SHARES TENDERED, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.

Tendering shareholders will not be obligated to pay brokerage fees or commissions to the Depositary (as defined below) or Laurel Hill Advisory Group, LLC, which is acting as the Information Agent for the Offer, or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser in the Offer, for soliciting tenders of Shares pursuant to the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions may be directed to us as Information Agent at the address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to the Information Agent, at the address appearing on the back cover of the Offer to Purchase.

Very truly yours,

Laurel Hill Advisory Group, LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, COVIDIEN GROUP, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.